September 26, 2017 MinebeaMitsumi Inc.

Spatial design by Mr. Yasumichi Morita (designer) New LED Lighting Product “SALIOT Showroom” Open on September 27 Displaying the Latest Functions of the Leading-Edge Smart Lighting SALIOT

MinebeaMitsumi Inc. opens the “SALIOT Showroom” on September 27 (Wed) exhibiting a new type of LED lighting product “SALIOT (Smart Adjustable Light for the Internet Of Things)”.
Through the combination of ultra-precision, optical and  wireless technologies of  MinebeaMitsumi, “SALIOT” is a smart adjustable LED lighting, released since 2015, enabling users to easily adjust the light distribution angle, brightness and illumination position (up and down, right and left) with a smartphone and tablet. Usually, the adjustment of lighting installed on large and high ceiling is conducted manually with a stepladder or an adjusting rod. That work was time and labor consuming and costly, but SALIOT is capable of controlling the direction of light and light distribution angles with just one controller. Reducing the burden of high-place work and a layout change, it is a high-performance lighting product that enables lighting expression that has never existed before.

～Designed by Yasumichi Morita, Born of the Latest Showroom of Smart Lighting, SALIOT ～

For the interior design of the “SALIOT Showroom”, which has the ceiling height of 5 meters and the total area of 145 square meters, we appointed a designer Yasumichi Morita (CEO of GLAMOROUS co.,ltd.) who has an active presence in domestic and overseas. In the artistic space that crosses the boundaries of conventional lighting product showrooms, we have installed over 200 pieces of the latest models of SALIOT. A beautiful landscape of light and shadow is created by the fusion of spatial design by Yasumichi Morita and SALIOT.

The showroom consists of four areas and corridors partitioned by giant gold walls. Each area has a set scene such as a retail booth, a gallery, a studio, and a dining room. The latest models are installed in each area and able to experience the comprehensive power of the lighting performance of SALIOT which allows flexible transformation. We plan to hold various events at the showroom in the future and the showroom functions as a place to experience the possibilities of new lighting- Lighting Innovations.

With the opening of this “SALIOT Showroom”, we would like to aim the full-scale introduction of SALIOT to commercial facilities (department stores, shopping centers, apparel related etc.), show rooms (car dealers etc.), museums, educational facilities, event spaces, hotels and other places.

MinebeaMitsumi believes that lighting can play an important role in the future IoT society by linking devices in our daily life. We will further continue to take up the challenge of adding new values to lighting and aim to deliver products that are useful for people in charge of lighting such as for shops as well as for people in the lighting industry and the lives of end users.

Media Inquiries MinebeaMitsumi Inc. Corporate Communications Office TEL:+81-3-6758-6703	Product Inquiries MinebeaMitsumi Inc. Lighting Solution Product Sales Management TEL: +81-3-6758-6733

■	Spatial design, Logo design

Yasumichi Morita
Designer / CEO of GLAMOROUS co.,ltd.

Born in Osaka, Japan in 1967.
Since starting with a project in Hong Kong in 2001, he has successfully broadened his appeal to New York, London, Paris, Doha and other major cities. He has also enthusiastically been expanding his career as a designer displaying his talents across a wide variety of graphics and products.
His works include “ISETAN The Japan Store Kuala Lumpur” based on the concept of Cool Japan in 2016, which has received high praise. In 2013 his first monograph “GLAMOROUS PHILOSOPHY NO.1” was published by PARCO Publishing. He has branched out as an artist and his solo photo exhibition “Porcelain Nude” has been annually held in Paris since 2015, which received high praise.

Awards: SEGD Global Design Award, A’ Design Award and Competition, Design For Asia Awards, the International Hotel and Property Awards, INTERNATIONAL PROPERTY AWARDS, THE LONDON LIFESTYLE AWARDS, the Andrew Martin Interior Designers of the Year Awards etc.

http://www.glamorous.co.jp

《Comments from Yasumichi Morita》

➤ Design Concept

For experiencing the appeal and new possibilities of SALIOT, I proposed a huge wall of organic form in the space. It has the feel of a giant sculpture, architecture and even like a Magnificent nature. Beautiful light and shadows are created when exposed to light.

This new born space is a landscape to experience light and shadow and will be a special place to guide you to a journey to explore the possibilities of the new lighting.

➤ Logo Concept

I composed it expressing the light illuminated from various directions.
It is a simple design, yet sophisticated and a symbolic design with a sense of story.
I imaged the infinite expansion and possibilities from the expanse of spotlight Illuminations.

The design also contains a wish for the brand to be the one always have a spotlight from many directions and always be on the spotlight.

GLAMOROUS co.,ltd.
Yasumichi Morita

■	SALIOT Showroom Profile

Location	1F Nitten Mita Building, 3-12-14 Mita, Minato-ku, Tokyo 108-0073
Telephone Number	+81-3-6758-6733
Website	www.saliot.com
Business Hours	10:30 ~ 19:30
Closing Day	Saturday, Sunday, Public Holiday, New Year’s Holiday
How to Reserve	Please call +81-3-6758-6733 or make reservations using the inquiry form on the website
Total Area	145㎡

Train access ：
Toei Subway Asakusa Line / Sengakuji Station : 4 minutes walk
JR Yamanote Line , Keihin-Tohoku Line / Tamachi Station : 9 minutes walk Toei Subway Mita Line / Mita Station : 6 minutes walk

Car access ：
Please refer to the above map. As there is no parking available, please use nearby parking when you come by car.

Corporate Name Registered Head Office	MinebeaMitsumi Inc. 4106-73 Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano 389-0293
Tokyo Headquarters	3-9-6 Mita, Minato-ku, Tokyo 108-8330

Established	July 16, 1951

Capital	68,258 million yen (As of March 31, 2017)

Representative	Yoshihisa Kainuma, Representative Director, CEO & COO

Outline of Business	Machinery components business, Electronic devices and components business